Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE

RECORDHOLDERS ROADRUNNER TRANSPORTATION

SYSTEMS, INC.

Subscription Rights to Purchase Shares of Common

Stock Offered Pursuant to Subscription Rights

Distributed to Stockholders of Roadrunner Transportation Systems, Inc.

                    , 2019

Dear Stockholder:

This notice is being distributed by Roadrunner Transportation Systems, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business, on January 30, 2019 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated                     , 2019 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate 900,000,000 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m. Eastern Time, on February 19, 2019, unless extended by the Company, provided that the expiration date of the Rights Offering may not be extended by more than ten days without the prior written consent of Elliott Associates, L.P. and Elliott International, L.P. (together, “Elliott”) (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for every share of Common Stock owned of record as of the close of business on the Record Date.

Each Right will allow you to subscribe for 23.1379497159 shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.50 per share (the “Subscription Price”). Neither fractional Rights nor cash in lieu of fractional Rights will be issued in the Rights Offering. Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 900,000,000 shares of Common Stock in the Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 23,138 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

In addition, each holder of Rights (other than Elliott) who exercises such holder’s Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $0.50 per share, for additional shares of Common Stock up to the number of shares for which such holder subscribed under such holder’s Basic Subscription Privilege on a pro rata basis if any Underlying Shares are not purchased by other holders of Rights under their Basic Subscription Privileges as of the Expiration Date (the “Excess Shares”). “Pro rata” means in proportion to the number of shares of Common Stock that you and the other Rights holders who have exercised your Basic Subscription Privileges on your Common Stock holdings have requested to purchase pursuant to the Over-Subscription Privilege. Each holder of Rights may exercise such holder’s Over-Subscription Privilege only if such holder exercised its Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their

Basic Subscription Privilege. See “The Rights Offering—Basic Subscription Rights and Over-Subscription Rights” in the Prospectus. Elliott has agreed to purchase from us, at the Subscription Price, unsubscribed shares of Common Stock such that gross proceeds of the Rights Offering will be no less than $450 million.

Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the closing of the Rights Offering. The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable until the close of business on the last trading day preceding the Expiration Date, at which time they will cease to have value.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Subscription Rights Certificate;

(3)	Instructions as to the Use of Roadrunner Transportation Systems, Inc. Subscription Rights Certificates; and

(4)	Notice of Guaranteed Delivery.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check drawn upon a United States bank payable to American Stock Transfer & Trust Company, LLC, as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, SWIFT Code CHASUS33, ABA #021000021, Account # 530-354616, Beneficiary: American Stock Transfer, Reference: AST as Subscription Agent for Roadrunner Transportation Systems, Inc. (please include rights holder’s name in reference). Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Innisfree M&A Incorporated. The Information Agent’s toll-free telephone number is (888) 750-5834.

Very truly yours,

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

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